FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                          For the month of August, 2006

                                HSBC Holdings plc

                              42nd Floor, 8 Canada
                         Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)







                      HSBC FINANCE CORPORATION TO ACQUIRE
                                SOLSTICE CAPITAL

HSBC Finance Corporation, a wholly-owned subsidiary of HSBC North America Holdings Inc., has reached agreement with the shareholders of Solstice Capital Group Inc. to acquire 100 per cent of the privately held US-based mortgage lender.

The transaction is subject to regulatory approval.

Solstice Capital Group, based in Irvine, CA, had gross assets of USD $36.1 million at 30 June, 2006. The firm was founded in 1998 and has 170 employees based primarily in Irvine, California, with satellite locations in Phoenix, Arizona, and Las Vegas, Nevada. The company markets a range of mortgage and home equity products to customers through direct mailing.

Tom Detelich, president of the consumer lending division of HSBC Finance Corporation said: "Solstice Capital Group is an excellent strategic fit for HSBC. This acquisition complements our strong bricks and mortar branch network. We will be pleased to offer customers more choices and build upon the solid platform that Solstice has established in the direct-to-consumer mortgage origination market."

HSBC's consumer lending business operates in the United States under the HFC and Beneficial names. It is the nation's second largest consumer finance company, with more than 1,300 branches in 46 states, and it provides a variety of real estate secured and unsecured loans to primarily non-prime customers.

HSBC - North America Holdings Inc.
HSBC - North America comprises all of HSBC's U.S. and Canadian businesses, including the former Household International businesses. The company's businesses serve nearly 60 million customers in five key areas: personal financial services, consumer finance, commercial banking, private banking and corporate investment banking and markets. Financial products and services are offered under the HSBC, HFC and Beneficial brands. For more information, visit www.hsbcusa.com.

HSBC Holdings plc
HSBC Holdings plc serves over 125 million customers worldwide through some 9,500 offices in 76 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,502 billion at 31 December 2005, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.






                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  29 August 2006